Exhibit 99.1

1500 Robert-Bourassa Blvd.
October 31, 2016	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: NYMOX PHARMACEUTICAL CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	November 04, 2016
Record Date for Voting (if applicable) :	November 04, 2016
Beneficial Ownership Determination Date :	November 04, 2016
Meeting Date :	December 14, 2016
Meeting Location (if available) :	Bahamas
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	P73398102	BSP733981026

Sincerely,

Computershare
Agent for NYMOX PHARMACEUTICAL CORPORATION